Exhibit 99.5

POSTMEDIA NETWORK INC.

SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA	Security Class 12.50% Senior Secured Notes due 2018 (the “Second Lien Notes”)

Form of Proxy – Meeting of holders (“Second Lien Noteholders”) of the Second Lien Notes to be held on September 7, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every Second Lien Noteholder has the right to appoint some other person or company of their choice, who need not be a Second Lien Noteholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the Second Lien Notes are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The Second Lien Notes represented by this proxy will be voted as directed by the Second Lien Noteholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The Second Lien Notes represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the Second Lien Noteholder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting of Second Lien Noteholders or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

9.

In order to vote at the meeting, this form of proxy should be completed and returned to Kingsdale Shareholder Services, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2.

Proxies submitted must be received by 12:00 p.m. Toronto time on September 2, 2016.

Appointment of Proxyholder

I/We, being holder(s) of Second Lien Notes issued by POSTMEDIA NETWORK INC. (the “Company”) hereby appoint: Rod Phillips, Chair of the Board of Postmedia Network Canada Corp., or failing this person, Paul Godfrey, President & Chief Executive Officer of Postmedia Network Canada Corp.,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Second Lien Noteholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Meeting of Second Lien Noteholders of POSTMEDIA NETWORK INC. to be held at Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario, on September 7, 2016 at 9:30 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Plan of Arrangement

The approval of a special resolution, the full text of which is set forth in Appendix B of the accompanying management information circular of the Company and Postmedia Network Inc. dated August 5, 2016 (the “Information Circular”), approving a plan of arrangement under Section 192 of the Canada Business Corporations Act, as more particularly described in the Information Circular.

	☐	☐
	For	Against

2. Amendments to the Shareholders Rights Plan Agreement

The approval of a special resolution, the full text of which is set forth in Appendix D of the Information Circular, approving certain amendments to the Postmedia Network Canada Corp.’s shareholder rights plan agreement dated as of November 8, 2010 between the Postmedia Network Canada Corp. and Computershare Trust Company of Canada, as rights agent, as more particularly described in the Information Circular.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

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